April 19, 2005

Mail Stop 03-06


Dr. Adya S. Tripathi
President and Chief Executive Officer
Tripath Technology, Inc.
2560 Orchard Parkway
San Jose, California 95131

Re:	Tripath Technology, Inc.
	Registration Statement on Form S-1
      Filed on March 24, 2005
	File No. 333-123551

Dear Dr. Tripathi:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1

Summary Consolidated Financial Data and Selected Consolidated
Financial Data - Pages 4 and 21

1. Revise your consolidated financial data to include financial information for the three month period ended December 31, 2003. Refer to the guidance in Item 301(b)(4) of Regulation S-K.
2. Please revise to indicate in a footnote to the table those items, such as provision for excess inventory and preferred stock, that impact the comparability of your results for the periods presented.
Refer to the guidance in Item 301 of Regulation S-K.

Risk Factors - Page 6

Our lengthy sales cycle . . . - Page 8
3. Illustrate how this risk has impacted the company`s financial results in recent periods by quantifying the significant expenditures involved in trying, unsuccessfully, to achieve a design win.

Our intellectual property and proprietary rights may be
insufficient
.. . . - Page 14
4. You disclose that copyright, trademark and trade secret protection may be unavailable or limited in certain foreign countries. To the extent known, please revise to address whether any of the company`s international patents, issued or pending, were issued in these countries. Clarify that the laws of some foreign countries, such as
China, in which you may do business do not protect a company`s intellectual property rights to the same extent as the laws of the United States.

Our independent registered public accounting firm may decline to attest on the adequacy of our internal controls over financial reporting as required by Section 404 of the Sarbanes-Oxley Act of 2002 - Page 15
5. Revise this risk factor to indicate that you will be required to comply with Section 404 reporting beginning with your fiscal year ended September 30, 2006.

Capitalization - Page 19
6. Please remove the "Pro Forma As Adjusted" column on your capitalization table that assumes the exercise of the outstanding warrants unless you believe it is likely in view of the current market price that they will be exercised. We note your disclosure that there is no assurance that any of the warrants will be exercised.

Management`s Discussion and Analysis - Page 23

Results of Operations - Page 25
7. You state that revenue decreased by $2.5 million for the three months ended December 31, 2004 as compared to the same period in 2003. Revise to quantify the effect of the change in terms of changes in selling prices and volume, and explain the underlying drivers of the change. Please make similar changes to your analysis of the results of operations for all periods being compared.
8. You state that gross profit was 26% for the three months ended December 31, 2004 as compared to 33% for the same period in 2003. We further note that the decrease in gross profit was the result of an
increase in production cost for TA2020 and a decrease in average selling price for TA2024. Please revise to quantify the effects of the changes and explain the reasons for the increased production costs and decrease in average selling prices. Please make similar changes to your analysis of the results of operations for all periods being compared.
9. We note that sales to Samsung represented 29% of revenue in the three month period ended December 31, 2003, 18% of revenue in 2003, but 0% in the most recent quarter. Please revise to discuss any known trend or uncertainty regarding revenue from Samsung in future periods and what effect, if material, this will have on the
company`s
liquidity, capital resources or results of operations.
10. When citing more than one factor in explaining a change in a financial statement line item, the amounts of the individual factors cited, including offsetting factors, should be separately
quantified,
if material, unless it is impractical to do so. For example, you attribute the changes in Research and Development to lower personnel related costs, lower product development costs and lower rent and
insurance expenses, but do not quantify the amounts.   Please
revise
your Management`s Discussion and Analysis as appropriate.

Nine months ended September 30, 2004 and 2003 and years ended December 31, 2003 and 2002 - Page 25
11. You state that the inventory reserves were changed by a net increase of $4.3 million for slow moving, excess and obsolete inventories during the nine month period ended September 30, 2004. Revise to expand your disclosures to include a discussion of the reasons why such charge was necessary in the 2004 period.

Liquidity and Capital Resources - Page 27
12. We note the company`s reduction in headcount from August 2001 through December 2003 resulting in significant cost savings.
Revise
to disclose whether you believe such savings are sustainable and for
how long.  Address what impact the reduction has had on the
company`s
operations.
13. Your disclosure indicates that during the quarter ended March
31,
2002, the company recorded a provision for excess inventory of approximately $5 million related to excess inventory for the
TA2022
product as a result of a decrease in forecasted sales.  In 2004, you
increased inventory reserves by an additional $4.3 million to $9.2 million to account for slow moving, excess, and obsolete
inventory.
It appears that the decrease in revenue for the nine months ended
September 30, 2004, was due, in part, to a decrease in sales of
TA2022 and other products.  Please revise to address the
following:
     * Describe the apparent trend of slowing sales of the TA2022
product and what 			adverse effects, if any, you expect
this will have on the company`s financial 			results.
If
you believe that the decline is due to another factor, such as the
cyclical 		nature of the semiconductor industry, so state.

     * Quantify the portion of the decrease in revenues
attributable
to lower sales of the 			TA2022, TA3020 and TK2050
products.

     * Describe when and how the company expects to dispose of the
excess or obsolete 			inventory, or state that the company
has not set a timeline for the sale of the 			remaining
items.
14. We note on page 29 and F-8 you indicate that your existing working capital may not be sufficient to meet your operating needs for the next twelve months and additional financing is needed to fund current working capital needs. In light of this disclosure, tell us supplementally how you and your auditors concluded that a going concern paragraph in your audit report was not considered necessary.
Please revise your filing as necessary.

Business - Page 31

Manufacturing - Page 36
15. We note that the company relies on contracts with third party semiconductor fabricators for its semiconductor device manufacturing requirements. Please expand your disclosure to describe the material terms of these agreements. This should include, for example, the scope, duration, and any termination provisions. Also, please file these agreements as an exhibit, or explain why they are not required to be filed.

Principal and Selling Stockholders - Page 53
16. Identify the individuals who beneficially own the shares held by each entity named in the table.
17. Tell us whether any of the selling stockholders are broker-dealers or affiliates of a broker-dealer. Any selling stockholder who is a broker-dealer must be identified in the prospectus as an underwriter, unless all of the securities being registered on behalf of that selling stockholder were received as underwriting compensation. In addition, each selling stockholder who is an affiliate of a broker-dealer must be identified in the prospectus as an underwriter unless that selling stockholder is able to represent in the prospectus that:

     * The selling stockholder purchased the shares being
registered
for resale in the 			ordinary course of business, and

     * At the time of the purchase, the selling stockholder had no
agreements or 				understandings, directly or
indirectly,
with any person to distribute the securities.

	Please revise accordingly.
Notes to Consolidated Financial Statements

Note 2.  Summary of Significant Accounting Policies - Page F-9

Revenue Recognition

18. We note from your disclosures in regards to sales to distributors that you offer incentives such as stock rotation and price protection to your distributors. Revise your footnote to disclose the terms of the arrangements with your distributors, the incentives you offer and how you account for each incentive. Also, tell us and clarify what you mean by "and other offerings." Refer to the guidance in EITF 01-
9. It appears to us that your revenue recognition disclosures in "Critical Accounting Policies" on page 29 should be significantly expanded to address the above matters. Please revise.
19. You state that in limited circumstances, revenue may be recognized when sold to a distributor if the distributor acknowledges in writing that there is no right of return and the sale otherwise meets the SAB 104 criteria. Tell us supplementally how your revenue recognized policy is in accordance with SAB 104 even if you obtain in writing that no right of return exists.

Cash and cash equivalents and restricted cash

20. You disclose that cash and cash equivalents consist of cash on deposit with banks, money market funds and commercial paper, bonds and notes, but your table indicates that your cash and cash equivalents consist of cash and money market funds. Please revise to correct any inconsistency.
Inventories

21. Revise to disclose the amount of the reserve for slow-moving, excess and obsolete inventory for each period in which a balance sheet is presented.

Note 4.  Common Stock - Page F-17

22. We note that investors in your Series A Preferred Stock also received warrants to purchase up to an additional 20 percent of shares of Series A Preferred Stock, which have a term of three years and an exercise price of $39.00 per share. Please revise to disclose the current status of these warrants.
23. Please tell us supplementally and revise to include the earliest date the non-voting Series A Preferred Stock and warrants issued in the private placement in January 24, 2002 were convertible.


Note 5. Employee Benefit Plans - Page F-19

Stock Option Plans

24. Please revise your document to disclose the total options exercisable at the end of each year presented and the weighted-average grant date fair value of options granted during the year. Refer to the guidance in paragraph 47(a) and (b) of SFAS 123.

Note 7. Commitments and Contingencies - Page F-22

Contingencies - Page F-23
25. We note your disclosure that Management has concluded that there are no pending claims that they believe the outcome of which is expected to result in a material adverse effect on the financial position or results of operations of the Company. Please revise this footnote to refer to your disclosures in Note 8.

Note 8.  Subsequent Events (Litigation) - Page F-24

26. At the end of the seventh paragraph within this footnote, you have referred the reader to Item 9A for more information regarding changes made in internal controls. Please revise here and on page F-
44 to disclose this information as Item 9A is not included within your filing.

Note 9. Supplementary Financial Information (unaudited) - Page F-
26

27. Please revise to include narrative or footnote disclosure regarding the nature of any material or unusual items that impacted your quarterly results of operations for the periods presented. Refer to the requirements of Item 302(a)(3) of Regulation S-K.

Restatement of Previously Reported Quarterly Financial Information
-
Page F-27

28. We note that you have restated the previously filed Form 10-Q for the quarterly period ended June 30, 2004 through Note 9 and the restatement was the result of recognition of revenue related to a sale of approximately $1.4 million made to a distributor whereby a former employee had a side agreement which allowed for the return of the product to you. Based on disclosure in footnote (3) to the restatement, it appears that the product was returned to you. It is unclear to us why the revenue is considered deferred revenue at June
30, 2004.  Please advise.
29. You state that the restatement does not affect the amounts shown in your financial statements for the nine months ended September 30,
2004. Confirm to us that the correction was discovered and made to these financial statements before you filed your Form 10-KT and that these adjustments were audited by your independent accountants.
30. You disclose that based upon an internal investigation that was conducted, it was necessary for you to restate the previously filed
Form 10-Q for the quarterly period ended June 30, 2004. Tell us in significant detail what procedures were performed by Management to ensure that other side agreements (or lack of controls being properly performed) that were outside of your standard practices were not present with Macnica or any other distributors that would result in significant accounting errors and that all significant errors have been detected and were not present for all periods presented. Also, tell us supplementally what policies and procedures have been implemented to ensure that such side agreements with distributors are not made in the future.

Part II

Item 13.  Other Expenses of Issuance and Distribution - Page II-1
31. We note the first sentence. It is unclear which of the amounts in the table represents the NASDAQ listing fee. Please revise to clarify.


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Thomas Dyer at (202) 824-3223 or Michelle Gohlke at (202) 942-7903 if you have questions regarding comments on the financial statements and related matters. Please contact Eduardo
Aleman at (202) 824-5661 or me at (202) 942-1880 with any other questions.


      			Sincerely,



						Peggy Fisher
						Assistant Director


cc:  Bret DiMarco, Esq.  (via facsimile)
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Dr. Adya S. Tripathi
Tripath Technology, Inc.
April 19, 2005
Page 1